Mail Stop 3720

May 1, 2006


Anne Chwat
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

	Re: 	Burger King Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 24, 2006
File No. 333-131897

Dear Ms. Chwat:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

Summary Consolidated Financial and Other Data, page 8

1. Expand footnote (5) on page 11 to disclose why there is an impact to total assets, total liabilities, and to disclose how the adjustment amount was calculated for the impact to equity.
Alternatively, provide this requested expansion in the Capitalization table disclosures on page 30.

Burger King Holdings, Inc. 2006 Omnibus Incentive Plan, page 107

2. We note your disclosure that you intend to grant stock options to a limited number of selected employees, including your named executive officers, at the effective time of this offering with an exercise price equal to the initial public offering price, and that you have agreed to grant restricted shares or restricted units to Mr.
Chidsey at the effective time of this offering. Disclose the total number of stock options to be granted at the effective time of the offering, if practicable, along with the fair value assigned to the
8,000 restricted shares or units to be granted to Mr. Chidsey. In addition, in reference to Note 11 to the March 31, 2006 interim financial statements, supplementally identify for us the senior officer who was granted the 2,000 restricted stock units and tell us how you determined the fair market value. As communicated in prior comment 18 of our letter to you dated April 7, 2006, we may have further comment on your supplemental responses and disclosures of stock options, after you include the IPO pricing and share information in a subsequent amendment, prior to effectiveness of the
Registration Statement.

Financial Statements

March 31, 2006 Interim Financial Statements

3. Refer to Note 10. Tell us how you determined the precise amount of the charge to retained earnings ($100 million) and of the liquidating dividend ($65.61 per share).

4. As a related matter, when dividends are to be paid from the proceeds of an offering we believe it is appropriate to include pro forma per share data giving effect to the number of shares whose proceeds were to be used to pay the dividend. A similar presentation is appropriate when dividends exceed earnings in the current year. Please revise to provide such information for the latest year and interim period only. Refer to SAB Topic 1-B-3 for guidance and revise or advise. Pro forma per share data included in your Summary and Selected Financial Data Tables should be expanded as well.
The
pro forma per share presentation currently included in these tables
(footnote 3) should continue to be included but should be captioned
"Adjusted pro forma" or in a similar manner.

5. Refer to Note 15. Please correct the reference from FAS 123I-4 to that of 123(R)-4.

6. Also in regard to Note 15, you indicate that you currently apply the minimum value method of accounting in the preparation of your pro forma disclosure under SFAS 123. Please note that the minimum value method may only be used by a nonpublic entity. Under Appendix E of
SFAS 123, an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered to be a "public entity." For that reason, use of the minimum value method would not appear to be appropriate for awards granted on or after February 16, 2006. Please confirm that your accounting complies with this guidance or revise, as appropriate.

7. Refer to Note 16. Please disclose the financial impact of accelerating the vesting of the 22,968 shares.

Age of Financial Statements

8. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

9. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.


*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or David R. Humphrey, Accounting Branch Chief, at
(202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, (202) 551-3389, or Kathleen Krebs, Special
Counsel, at (202) 551-3810, with any other questions.



Sincerely,



	Max Webb
      Assistant Director




cc:	Jeffrey Small
	Davis Polk & Wardwell
	Fax:  (212) 450-3011

Anne Chwat
Burger King Holdings, Inc.
May 1, 2006
Page 1